-FOR IMMEDIATE RELEASE-

NETVISION SIGNS DEFINITIVE AGREEMENTS TO MERGE WITH BARAK AND GLOBECALL

Tel Aviv, September 7, 2006 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that further to its announcements on May 1, 2006 and July 30, 2006, NetVision Ltd. ("NetVision") (TASE:NTSN), 38% held by Elron, has signed definitive agreements with each of Barak I.T.C. (1995) International Telecommunications Services Corp. Ltd. ("Barak") and GlobeCall Communications Ltd. (“GlobeCall”) and their shareholders, whereby NetVision will purchase from the Barak shareholders all of Barak’s issued share capital in exchange for approximately 46.5% of NetVision’s share capital immediately after the transaction ("Barak Merger") and NetVision will purchase from Discount Investment Corporation Ltd. ("DIC"), the other major shareholder of NetVision, all of GlobeCall's issued share capital in exchange for approximately 7% of NetVision’s share capital immediately after the Barak Merger and the transaction ("GlobeCall Merger"). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, a 48% shareholder of Elron, are all part of the IDB group.

The abovementioned consideration for the Barak Merger was based upon company valuations issued to the parties by an independent appraiser, nominated by the parties, who estimated NetVision’s valuation as of June 30, 2006, to be between 533 million NIS (approximately $122 million) and 621 million NIS (approximately $142 million) and Barak’s valuation, as of June 30, 2006, to be between 456 million NIS (approximately $105 million) and 529 million NIS (approximately $121 million).

The abovementioned consideration for the GlobeCall Merger was based upon a company valuation of GlobeCall issued to the parties by an independent appraiser, nominated by the parties, who estimated GlobeCall’s valuation as of June 30, 2006, to be between 67 million NIS (approximately $15 million) and 90 million NIS (approximately $21 million).

The GlobeCall Merger will close immediately after the Barak Merger, and is dependent upon it. If these transactions occur, Elron’s holding in NetVision would be reduced from approximately 38% to approximately 19%.

The transactions remain subject to obtaining board and other required corporate approvals as well as the receipt of other approvals required under the applicable laws. There is no assurance that the transactions will be consummated.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and advanced materials. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)